UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

Press Release
FOR IMMEDIATE RELEASE
GRUPO TELEVISA APPROVES EXTRAORDINARY DIVIDEND,
NOMINATES NEW BOARD MEMBERS

Mexico City, May 5, 2009—Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO), today announced that, at the annual shareholders meeting of Televisa held on April 30, 2009, the shareholders adopted, among others, the following resolutions:

(1)	the payment of a dividend in the amount of Ps.1.75 per CPO, Ps.1.40 above the regular dividend of Ps.0.35, for a total dividend payment of approximately Ps.5.2 billion, payable on May 29; and

(2)	to ratify and/or appoint as Televisa’s Directors, the following persons:

Emilio Azcárraga Jean
Alfonso de Angoitia Noriega
Pedro Carlos Aspe Armella
Julio Barba Hurtado
José Antonio Bastón Patiño
Alberto Bailleres González
Francisco José Chévez Robelo
Manuel Jorge Cutillas Covani
José Antonio Fernández Carbajal
Carlos Fernández González
Bernardo Gómez Martínez
Claudio X. González Laporte
Roberto Hernández Ramírez
Enrique Krauze Kleinbort
Germán Larrea Mota Velasco
Michael Larson
Lorenzo A. Mendoza Giménez
Alejandro Quintero Íñiguez
Fernando Senderos Mestre
Enrique F. Senior Hernández

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of an internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

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Investor Relations Contacts: Carlos Madrazo María José Cevallos Tel: (5255) 5261-2445 Fax: (5255)5261-2494 ir@televisa.com.mx http://www.televisa.com http://www.televisair.com	Media Relations Contacts: Manuel Compeán Tel: (5255) 5728 3815 Fax: (5255) 5728 3632 mcompean@televisa.com.mx http://www.televisa.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: May 5, 2009	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President